UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Rexnord Corporation
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
76169B102
(CUSIP No.)
December 31, 2012
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76169B102
______________________________________________________________________________

(1)	Name of reporting person.	George M. Sherman
______________________________________________________________________________

(2)	Check the appropriate box	(a) [ ]
	if a member of a group (see instructions).	(b) [ ]
______________________________________________________________________________

(3)	SEC use only.
_____________________________________________________________________________

(4)	Citizenship of place
	of organization.	United States of America
______________________________________________________________________________

Number of shares	(5)	Sole voting power.	3,895,204 (See Item 4)
beneficially	(6)	Shared voting power.	1,491,940
owned by each	(7)	Sole dispositive power.	3,895,204
reporting	(8)	Shared dispositive power.	1,491,940
person with:
______________________________________________________________________________

(9)	Aggregate amount beneficially
	owned by each reporting person.	5,387,144 (See Item 4)
______________________________________________________________________________

(10)	Check if the aggregate amount
in Row (9) excludes certain shares (see instructions). [ ]
______________________________________________________________________________

(11)	Percent of class represented
	by amount in Row (9).	5.4% (See Item 4)
______________________________________________________________________________

(12)	Type of reporting person (see instructions).	IN

______________________________________________________________________________

SCHEDULE 13G
GEORGE M. SHERMAN
REXNORD CORPORATION

Item 1.
(a)    Name of Issuer:
Rexnord Corporation

(b)    Address of Issuer’s Principal Executive Offices:
4701 West Greenfield Avenue
Milwaukee, WI 53214

Item 2.
(a)    Name of Person Filing:
George M. Sherman

(b)    Address of Principal Business Office or, if none, Residence:
George M. Sherman
c/o Rexnord Corporation
4701 West Greenfield Avenue
Milwaukee, WI 53214

(c)    Citizenship:
United States of America
(d)    Title of Class of Securities:
Common Stock, $0.01 par value

(e)    CUSIP Number:
76169B102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.        Ownership.
As of December 31, 2012:
(a)    Amount Beneficially Owned:
5,387,144 shares. The undersigned declares that the filing of this statement shall not be construed as an admission that he is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the securities covered by this statement.
(b)    Percent of Class:
5.4%. Based upon 96,618,325 shares of common stock outstanding at November 1, 2012, as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended September 29, 2012, and options to purchase 2,539,795 additional shares of the Issuer’s common stock that were exercisable by Mr. Sherman as of December 31, 2012, or within 60 days after such date.
(c)    Number of shares as to which such person has:
(i)    Sole power to vote or to direct the vote
3,895,204 shares. Includes options to purchase 2,539,795 shares of the Issuer’s common stock exercisable by Mr. Sherman as of December 31, 2012, or within 60 days after such date.
(ii)    Shared power to vote or to direct the vote
1,491,940 shares. Includes 939,648 shares held by trusts of which Mr. Sherman’s spouse is a trustee, 454,195 shares held by a charitable trust of which Mr. Sherman and his spouse are trustees and 98,097 shares held by Mr. Sherman’s spouse.
(iii)    Sole power to dispose or to direct the disposition of
3,895,204 shares. Includes options to purchase 2,539,795 shares of the Issuer’s common stock exercisable by Mr. Sherman as of December 31, 2012, or within 60 days after such date.
(iv)    Shared power to dispose or to direct the disposition of
1,491,940 shares. Includes 939,648 shares held by trusts of which Mr. Sherman’s spouse is a trustee, 454,195 shares held by a charitable trust of which Mr. Sherman and his spouse are trustees and 98,097 shares held by Mr. Sherman’s spouse.

Item 5.        Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.        Identification and Classification of Members of the Group.
Not applicable.
Item 9.        Notice of Dissolution of Group.
Not applicable.
Item 10.      Certifications.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 17, 2013

/S/ George M. Sherman
George M. Sherman